SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                 02 June 2006


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 02 June 2006 re: Holding(s) in Company




Letter to Lloyds TSB Group PLC

Companies Act 1985 ("The Act") - Part VI

I hereby inform you that as at 30 May 2006 Barclays PLC, through the legal entities listed on the schedule below, has a notifiable interest in the capital of your Company of 4.22%.

Details of this interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are enclosed.

The Issued capital of 5,603,752,601 is the latest figure available to us.


Letter from Barclays PLC



                               LEGAL ENTITY REPORT

LLOYDS TSB GROUP                                                SEDOL: 0870612

As at 30 May 2006 Barclays PLC, through the legal entities listed below had a notifiable interest in 236,222,738 ORD GBP0.25 representing 4.22% of the issued share capital of 5,603,752,601 units

Legal Entity                                           Holding   Percentage Held
------------                                           -------   ---------------

Barclays Private Bank and Trust Ltd                     38,363            0.0007
Barclays Bank Trust Company Ltd                      1,110,024            0.0198
Barclays Private Bank and Trust Ltd                      1,669            0.0000
Barclays Capital Inc                                11,485,100            0.2050
Gerrard Ltd                                         21,152,727            0.3774
Barclays Life Assurance Co Ltd                       9,558,226            0.1706
Barclays Global Investors Canada Ltd                   359,003            0.0064
Barclays Global Investors, N.A.                     55,080,303            0.9829
Barclays Global Fund Advisors                       17,406,676            0.3107
Barclays Global Investors Japan Trust & Banking      6,411,853            0.1144
Barclays Global Investors Ltd                       67,294,166            1.2008
Barclays Global Investors Japan Ltd                    591,974            0.0106
Barclays Global Investors Australia Ltd              1,424,414            0.0254
Barclays Private Bank and Trust Ltd                    453,566            0.0081
Barclays Private Bank Ltd                              726,247            0.0130
Barclays Capital Securities Ltd                     43,128,427            0.7696

Group Holding                                      236,222,738            4.2154



                          REGISTERED HOLDERS REPORT


LLOYDS TSB GROUP                                               SEDOL: 0870612


As at 30 May 2006 Barclays PLC, through the registered holders listed below, had a notifiable interest in 236,222,738 ORD GBP0.25 representing 4.22% of the issued share capital of 5,603,752,601 units


Registered Holder                           Account Designation          Holding
-----------------                           -------------------          -------

BANK OF IRELAND                                          426353          451,157
BANK OF IRELAND                                          426360           47,204
BANK OF NEW YORK                                                         398,262
Barclays Bank PLC (Singapore)                                              1,669
BARCLAYS CAPITAL NOMINEES LIMITED                                     11,689,922
BARCLAYS CAPITAL NOMINEES LIMITED                                     18,134,553
Barclays Capital Securities Ltd.                                      13,135,272
Barclays Capital Securities Ltd.                                         168,680
Barclays Capital Securities Ltd.                                      11,485,100
Barclays Global Investors Canada                                         359,003
Barclays Trust Co & Others                                               179,261
Barclays Trust Co DMC69 C 000000000000000000                              47,011
Barclays Trust Co E99 C 000000000000000000                                 3,919
Barclays Trust Co R69 C 000000000000000000                               879,833
BNP PARIBAS                                                              146,029
CHASE NOMINEES LTD                                        16376        2,756,371
CHASE NOMINEES LTD                                        20947       11,722,125
CHASE NOMINEES LTD                                        21359        1,282,358
CHASE NOMINEES LTD                                        28270          388,653
CHASE NOMINEES LTD                                        28270        4,175,332
CIBC MELLON GLOBAL SECURITIES                                            113,820
Clydesdale Nominees  HGB0125                           49699401           12,500
Clydesdale Nominees  HGB0125                           52051801            3,544
Clydesdale Nominees  HGB0125                           59441401           13,737
Clydesdale Nominees  HGB0125                           59477501            1,600
Clydesdale Nominees  HGB0125                           61952201            1,000
Clydesdale Nominees  HGB0125                           63919101            2,250
Clydesdale Nominees  HGB0125                           63921301              800
Clydesdale Nominees  HGB0125                           68640801           14,365
Clydesdale Nominees  HGB0125                           69396001            2,400
Clydesdale Nominees  HGB0125                           69447801          207,500
Clydesdale Nominees  HGB0125                           69451601           21,420
Clydesdale Nominees  HGB0125                           69720501            5,250
Clydesdale Nominees  HGB0125                           69721301            9,000
Clydesdale Nominees  HGB0125                           69745001           43,000
Clydesdale Nominees  HGB0125                           69751501            6,100
Clydesdale Nominees  HGB0125                           69771001           43,750
Clydesdale Nominees  HGB0125                           69772801           43,750
Clydesdale Nominees  HGB0125                           70331001            1,400
Clydesdale Nominees  HGB0125                          120142001           17,000
Clydesdale Nominees  HGB0125                         2500054901            2,300
Clydesdale Nominees  HGB0225                          310512002              900
Gerrard Nominees Limited                                 602698            1,000
Gerrard Nominees Limited                                 603216            1,000
Gerrard Nominees Limited                                 603856            3,500
Gerrard Nominees Limited                                 605704            1,100
Gerrard Nominees Limited                                 607486              425
Gerrard Nominees Limited                                 608459            1,500
Gerrard Nominees Limited                                 610720            3,000
Gerrard Nominees Limited                                 611717           10,250
Gerrard Nominees Limited                                 615411            2,000
Gerrard Nominees Limited                                 620404              740
Gerrard Nominees Limited                                 622124            5,000
Gerrard Nominees Limited                                 531118           26,350
Gerrard Nominees Limited                                 633484            7,000
Gerrard Nominees Limited                                 639353            1,750
Gerrard Nominees Limited                                 642367            4,500
Gerrard Nominees Limited                                 642686              700
Gerrard Nominees Limited                                 643975            3,000
Gerrard Nominees Limited                                 647291            3,250
Gerrard Nominees Limited                                 650668            2,500
Gerrard Nominees Limited                                 652198           20,500
Gerrard Nominees Limited                                 658574            3,400
Gerrard Nominees Limited                                 658729            1,200
Gerrard Nominees Limited                                 659442            1,750
Gerrard Nominees Limited                                 659481              800
Gerrard Nominees Limited                                 659645            2,000
Gerrard Nominees Limited                                 660137              700
Gerrard Nominees Limited                                 660302            2,300
Gerrard Nominees Limited                                 660318           43,000
Gerrard Nominees Limited                                 660430            1,840
Gerrard Nominees Limited                                 660574              800
Gerrard Nominees Limited                                 660632            2,000
Gerrard Nominees Limited                                 660758           13,800
Gerrard Nominees Limited                                 660851           10,000
Gerrard Nominees Limited                                 660968            3,000
Gerrard Nominees Limited                                 768557           10,500
Gerrard Nominees Limited                                 770101           18,000
Gerrard Nominees Limited                                 774125              400
Gerrard Nominees Limited                                 777488              750
Gerrard Nominees Limited                                 777546              350
Gerrard Nominees Limited                                 781271            7,500
Greig Middleton Nominees Limited (GM1)                                 2,020,259
Greig Middleton Nominees Ltd (GM3)                     220805DN          237,500
Greig Middleton Nominees Ltd (GM3)                     523475DN          200,000
INVESTORS BANK AND TRUST CO.                                           1,738,898
INVESTORS BANK AND TRUST CO.                                          14,246,118
INVESTORS BANK AND TRUST CO.                                             160,648
INVESTORS BANK AND TRUST CO.                                           1,261,012
INVESTORS BANK AND TRUST CO.                                              51,695
INVESTORS BANK AND TRUST CO.                                               8,551
INVESTORS BANK AND TRUST CO.                                           2,374,909
INVESTORS BANK AND TRUST CO.                                              11,325
INVESTORS BANK AND TRUST CO.                                              22,315
INVESTORS BANK AND TRUST CO.                                             342,552
INVESTORS BANK AND TRUST CO.                                           5,591,017
INVESTORS BANK AND TRUST CO.                                             956,404
INVESTORS BANK AND TRUST CO.                                             630,315
INVESTORS BANK AND TRUST CO.                                           1,193,415
INVESTORS BANK AND TRUST CO.                                             169,096
INVESTORS BANK AND TRUST CO.                                          28,984,748
INVESTORS BANK AND TRUST CO.                                             183,750
INVESTORS BANK AND TRUST CO.                                           1,207,701
INVESTORS BANK AND TRUST CO.                                             523,928
INVESTORS BANK AND TRUST CO.                                           5,843,016
INVESTORS BANK AND TRUST CO.                                              89,600
JP MORGAN (BGI CUSTODY)                                   16331        1,455,963
JP MORGAN (BGI CUSTODY)                                   16338          333,290
JP MORGAN (BGI CUSTODY)                                   16341          703,288
JP MORGAN (BGI CUSTODY)                                   16341          897,190
JP MORGAN (BGI CUSTODY)                                   16342          707,271
JP MORGAN (BGI CUSTODY)                                   16344          300,501
JP MORGAN (BGI CUSTODY)                                   16345          502,837
JP MORGAN (BGI CUSTODY)                                   16400       46,692,910
JP MORGAN (BGI CUSTODY)                                   17011           93,901
JP MORGAN (BGI CUSTODY)                                   18409        4,342,041
JPMorgan Chase Bank                                                       57,439
JPMorgan Chase Bank                                                      344,306
JPMorgan Chase Bank                                                       41,409
JP MORGAN CHASE BANK                                                     904,631
JP MORGAN CHASE BANK                                                     519,783
JPMorgan Chase Bank                                                      609,340
JPMorgan Chase Bank                                                       53,247
JPMorgan Chase Bank                                                      288,577
JPMorgan Chase Bank                                                      156,330
JPMorgan Chase Bank                                                      814,085
JPMorgan Chase Bank                                                      582,052
JPMorgan Chase Bank                                                      766,467
JPMorgan Chase Bank                                                       46,903
JPMorgan Chase Bank                                                    3,094,852
JP MORGAN CHASE BANK                                                     182,979
Mellon Trust - US CUSTODIAN/                                             273,815
Mellon Trust - US CUSTODIAN/                                             391,431
MELLON TRUST OF NEW ENGLAND                                              260,487
Mitsui Asset                                                              89,896
Northern Trust                                                           447,500
NORTHERN TRUST BANK - BGI SEPA                                            82,458
NORTHERN TRUST BANK - BGI SEPA                                           319,592
NORTHERN TRUST BANK - BGI SEPA                                           405,210
R C Greig Nominees Limited                                            11,197,724
R C Greig Nominees Limited a/c AK1                                     4,394,793
R C Greig Nominees Limited a/c BL1                                     1,020,308
R C Greig Nominees Limited a/c BL1                          RES              665
R C Greig Nominees Limited a/c CM1                                       353,719
R C Greig Nominees Limited GP1                                         1,032,454
R C Greig Nominees Limited SA1                                           472,150
Reflex Nominees Limited                                                    7,737
Reflex Nominees Limited                                                   30,626
STATE STREET BANK & TRUST - WI                                           508,477
STATE STREET BOSTON                                                    2,923,609
STATE STREET TRUST OF CANADA -                                           257,219
The Northern Trust Company - U                                           185,078
Trust & Custody Services Bank                                             55,660
Trust & Custody Services Bank                                              3,264
ZEBAN NOMINEES LIMITED                                                   726,247

Total                                                                236,222,738


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:    02 June 2006